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                             January 19, 2023

       Thomas W. Scozzafava
       Principal Executive Officer
       1812 Brewing Company, Inc.
       981 Waterman Drive
       Watertown, NY 13601

                                                        Re: 1812 Brewing
Company, Inc.
                                                            Post-Qualification
Amendment No. 4 to Form 1-A
                                                            Filed January 11,
2023
                                                            File No. 024-11768

       Dear Thomas W. Scozzafava:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jeff Turner